FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Issued:
Wednesday 6
th
 May 2009
,
Research Triangle Park
,
NC

GlaxoSmithKline to Divest US Rights for
Wellbutrin XL
®
 to Biovail for $510 Million
GlaxoSmithKline plc (GSK) today announced that it
has entered into an agreement to
divest full commercial rights to
Wellbutrin XL
®
 in the United States to Biovai
l International Laboratories SRL
, a subsidiary of Biovail Corporation (NYSE, TSX:
BVF
), for $510 million (£340 million).
  The agreement is subject to Hart-Scott-Rodino regulatory clearance in the
United States
.
Generic competition to
Wellbutrin XL
 began at the end of 2006 for the 300mg tablet and during the second quarter of 2008 for the 150mg tablet.
US
 s
ales of
Wellbutrin XL
 in the first quarter of 2009 were £45 million (-70%).
"We are actively reshaping our
US
 business and managing the transition occurring in our product portfolio
," said
Deirdre Connelly, President North American Pharmaceuticals
, GlaxoSmithKline
.
 "
This transaction is one
of a series of actions we are taking
to maximi
z
e the value of our current assets and
to enable us to r
esource and invest
 in
 new products and upcoming launches."
Under the terms of the agreement, GSK will transfer the US NDA and license the
Wellbutrin XL
trademark to Biovail for use in the
US
. GSK will retain existing rights to
Wellbutrin XL
 (excluding
Canada
) for countries outside the
US
.
Sales of
Wellbutrin XL
 outside the
US
 were £7 million in the first quarter of 2009.
GSK expects to record a pre-tax gain of approximately £340 million in Other Operating Income as a result of
this
divestment. The company
 now expects the combined total of Other Operating Income and profit on disposal of interests in associates to be around £700 million in 2009.
Wellbutrin XL
(bupropion hydrochloride extended-release tablets) is indicated for the treatment of major depressive disorder and seasonal affective disorder. It was developed by Biovail and has been distributed by GSK in the
United States
 since September 2003.

GlaxoSmithKline
 - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit
www.gsk.com

S M Bicknell
Company Secretary

06 May 2009

GlaxoSmithKline Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	David Outhwaite	(020) 8047 5502
	Stephen Rea	(020) 8047 5502

US Media enquiries:	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2008.

Trademarks
Brand names appearing in italics throughout this document are trademarks of GSK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  May 06, 2009

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc